FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	March	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1. 2. 3.

News Release dated March 23, 2004 (“CSL and RIM Launch BlackBerry Wireless Solution to Mobile Professionals in Hong Kong")

News Release dated March 23, 2004 (“BlackBerry Leads the Government Sector for Secure, Integrated Wireless Communications")

News Release dated March 23, 2004 (“RIM to Announce Fourth Quarter and Year-End Results on April 7")

Page No 2 2 3

Document 1

March 23, 2004

FOR IMMEDIATE RELEASE

CSL and RIM Launch BlackBerry Wireless Solution to Mobile Professionals in Hong Kong

Introducing the New BlackBerry 7730™ and BlackBerry 7230™ Tri-band Color Handhelds to Provide Integrated, Wireless Access to Email, Phone and Mobile Data Applications

Hong Kong and Waterloo, Canada - Hong Kong CSL and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the availability of the BlackBerry® wireless solution to mobile professionals in Hong Kong.

Ideal for business travelers and for people that need to access email, data and phone applications on the go, the BlackBerry wireless solution for enterprises and individuals is offered by CSL’s renowned mobile brands, 1O1O and One2Free. The new BlackBerry 7730™ and BlackBerry 7230™ tri-band color handhelds are now available at all 1O1O Centres and One2Free shops conveniently located throughout Hong Kong.

As a leading mobile operator in Hong Kong, CSL is known for its superior network and customer services. With CSL’s quality voice and data network, customers can enjoy the most reliable and comprehensive mobile communications with extensive GPRS roaming coverage in over 80 destinations worldwide including mainland China, Singapore, the US, the UK, Canada, Australia and more. Moreover, customers are served by a dedicated 24-hour international toll free hotline and a team of BlackBerry certified sales and technical experts who are ready to answer any questions that may arise.

“At CSL, we are committed to delivering leading-edge, customer-focused solutions that meet the needs of our business and consumer market segments,” said Hubert Ng, Chief Executive Officer at CSL.

“The combination of our extensive international roaming services with the BlackBerry always-on connection to email, data and phone applications and color screen will make BlackBerry a popular solution among our customers.”

“BlackBerry is growing in popularity around the world because it provides unique push-based services that automatically deliver email and data to a user’s handheld,” said Don Morrison, Chief Operating Officer at Research In Motion.

“BlackBerry will enable CSL customers to stay connected to people and information and remain productive while on the go.”

The collaboration of CSL and RIM brings significant synergy to the Hong Kong mobile market. CSL has already assisted a number of corporations to deploy the BlackBerry wireless solution to help maximize their productivity. These corporations include HSBC, Flag Telecom, Ball Asia Pacific and NICE APAC. They are impressed by CSL’s prompt response and support, and agree that the solution can truly add an advantage to their business.

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BlackBerry is an award-winning, integrated solution that enables users to stay connected. The new BlackBerry 7730 and BlackBerry 7230 are designed to provide the best integrated mobile user experience with support for phone, email, SMS, organizer, Web and corporate data applications. The BlackBerry wireless solution from CSL can handle both corporate and personal email accounts with “push” technology, which automatically sends all incoming emails to customers’ handhelds.

The BlackBerry handhelds feature high-resolution color screens that support over 65,000 colors while maintaining superior battery life, which is critical for mobile use. The BlackBerry 7730 features a larger screen ideal for many corporate data applications, while the BlackBerry 7230 has a smaller screen with a more compact design.

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange or IBM Lotus® Domino™ and works with existing enterprise systems to enable secure, push-based, wireless access to email and other corporate data.

For small businesses and individuals, BlackBerry Web Client™ services provide an Internet-based email interface that allows users to access multiple existing corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and popular ISP email accounts) from a single BlackBerry handheld.

To purchase a BlackBerry 7730 or BlackBerry 7230, customers can contact their CSL corporate sales representative or visit a 1O1O Centre or One2Free Shop.

Exclusive Offer from CSL

Model BlackBerry 7730™ BlackBerry 7230™	Special Price HK$3,888 HK$3,488

BlackBerry wireless solution for individuals monthly plans

Monthly Fee HK$198 HK$298	Free GPRS Data Usage 1 MB 2 MB	Thereafter GPRS Charge HK$0.03/KB HK$0.03/KB	Web email storage 10 MB 25 MB	Free Service 1O1O customer: 12-mth scheduled news alert from Reuters One2Free customer: 12-mth Info Channel

Remarks:

To enjoy the special offer, customers are required to sign a 12-month contract.

About CSL

CSL is a pioneer in the mobile communications market in Hong Kong. The Company launched its mobile services in 1983, and today operates a world-class GSM/Dual Band network through its mobile brands: 1O1O and One2Free. Pioneer to introduce HSCSD, GPRS, EDGE and MMS, the Company is also committed to deploying cutting-edge technologies and building a world-class 3G infrastructure after being awarded a 3G Mobile Service Licence in Hong Kong in 2001. CSL is 100% owned by Telstra.  For more information about CSL, please visit www.hkcsl.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software

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and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contacts: Vivian Shek Hong Kong CSL Limited (852) 28835029 vivian.yl.shek@hkcsl.com
For RIM Asia Pacific: Katie Lee Euan Barty Associates for RIM (852) 21229013 katie@eba.com.hk
For RIM North America: Courtney Flaherty Brodeur Worldwide for RIM (212) 771-3637 cflaherty@brodeur.com
Investor Contact: RIM Investor Relations (519) 888-7465 investor_relations@rim.net

* Contact CSL for international roaming services.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 2

[GRAPHIC OMITTED][GRAPHIC OMITTED]

March 23, 2004

FOR IMMEDIATE RELEASE

BlackBerry Leads the Government Sector for Secure, Integrated Wireless Communications

BlackBerry Users Surpass 100,000 in Government Sector

FOSE – Washington, DC – RIM is showcasing the BlackBerry® wireless platform at the FOSE show this week in Washington, DC (booth #1911). The BlackBerry wireless platform, developed by Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM), is leading in the government sector for secure, integrated wireless communications. With advanced security capabilities and a comprehensive wireless solution for managing email, phone, SMS (Short Message Service), organizer, intranet and Internet applications, BlackBerry is now actively used by over 100,000 government personnel.

BlackBerry handhelds remain the only wireless data device to meet certain stringent government security requirements and RIM works closely with regulation committees to continually enhance the BlackBerry security architecture. Government organizations are using BlackBerry to enhance operations, productivity and responsiveness.

“I am so impressed that BlackBerry handhelds are extremely feature rich and combine email and phone functionalities into one handheld,” said Pat Schambach, CIO at the Transportation Security Administration.

“BlackBerry is a productivity tool that I could not function without!"

“BlackBerry helps keep me and my staff connected,” said Mayor C. Ray Nagin of the City of New Orleans. “Wireless access with BlackBerry has allowed us to become extremely efficient and has increased the responsiveness, accountability and availability of city officials.”

The BlackBerry platform is designed to meet stringent security requirements and has received Federal Information Processing Standards (FIPS) approval for operation on all wireless network standards supported by BlackBerry. BlackBerry Wireless Handhelds™ have also been awarded the FIPS 140-2 security validation by the U.S. Government’s National Institute of Standards and Technology (NIST). FIPS validation is an important and often mandatory purchasing criteria for many government organizations. In addition to support for Triple DES (Data Encryption Standard), the BlackBerry solution also includes support for other government encryption standards such as AES (Advanced Encryption Standard) and ECC (Elliptic Curve Cryptography). The optional S/MIME (Secure Multipurpose Internet Mail Extensions) Support Package for BlackBerry offers an additional layer of security between the sender and recipient of a message using advanced email encryption and digital signatures.

“BlackBerry is the secure, integrated wireless data platform of choice in government organizations including the Department of Defense and is certified to support strict security requirements,” said Mike Lazaridis, President and Co-CEO at Research In Motion. “In addition to its advanced security architecture and inherent communications benefits, BlackBerry is popular with the government because of its extensibility and ability to strategically support government initiatives such as COOP.”

BlackBerry supports COOP (Continuity of Operations Planning) activities by enabling users to efficiently store emergency preparedness, standard operating procedures, emergency call lists and other continuity of

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operations documents on their BlackBerry handhelds. Changes or updates to this data can easily be pushed to a user’s BlackBerry handheld, enabling users to automatically receive up-to-date information. In addition, a customized incident communicator application allows administrators to quickly send out an alert message to BlackBerry handhelds informing users of an incident or disaster. Updates can easily be distributed and tracked via BlackBerry, enabling users to remain informed and execute their COOP responsibilities.

About BlackBerry for Government

BlackBerry is the industry-leading wireless solution that keeps government professionals connected to their important information and communications while on the go. It is an award-winning solution that can provide users with integrated wireless access to a range of business applications, including email, phone, intranet, Internet, SMS and organizer applications. BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange or IBM Lotus® Domino™ and works with existing enterprise systems to enable secure, push-based, wireless access to email and other corporate data. Through customized software, BlackBerry Enterprise Server can also integrate with Novell Groupwise. BlackBerry Enterprise Server has been installed in over 17,000 companies and government organizations around the world.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact: Courtney Flaherty Brodeur Worldwide for RIM (212) 771-3637 cflaherty@brodeur.com
Investor Contact: RIM Investor Relations (519) 888-7465 investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 3

MARCH 23, 2004

FOR IMMEDIATE RELEASE

RIM TO ANNOUNCE FOURTH QUARTER AND YEAR-END RESULTS ON APRIL 7

Waterloo, Canada – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM) will be reporting results for the fourth quarter and fiscal 2004 year-end on April 7, 2004 after the close of the market. A conference call and live webcast will be held beginning at 5 pm EST, which can be accessed by dialing 416-640-1907 or by logging on at www.rim.com/investors/events/index.shtml. A replay of the conference call will also be available at approximately 7 pm by dialing 416-640-1917 and entering passcode 21041109#. This replay will be available until midnight EST April 14, 2004.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact: Courtney Flaherty Brodeur Worldwide for RIM 212.771.3637 cflaherty@brodeur.com
Investor Contact: RIM Investor Relations 519.888.7465 investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Research In Motion, RIM and BlackBerry are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	March 23, 2004	By:	/s/ Angelo Loberto (Signature)
Angelo Loberto
Vice President, Finance